CDOOR CORP
                             20A Rehov Sharei Torah
                          Bayit Vegan, Jerusalem 96387
                                011972-2-6432875


                                February 9, 2006


VIA EDGAR FILING AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:  Mr. Owens

         RE:      CDOOR CORP.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-128399

Ladies and Gentlemen:

      CDOOR Corp. (the "Company") respectfully requests that the effective date of its Registration Statement on Form SB-2 (File No. 333-128399) (the "Registration Statement") be accelerated so that it shall be declared effective on February 14, 2006 at 4:00 p.m., Washington, D.C. local time, or as soon thereafter as practicable.

      The disclosure contained in the Registration Statement is the responsibility of the Company. The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Company acknowledges that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very truly yours,

                                   CDOOR CORP.


                                   By: /s/ Lavi Krasney
                                      ------------------------------------
                                      Lavi Krasney, Chief Executive Officer